FEE RULE

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:	QUEST CAPITAL CORP.

Financial Year Ending, used in calculating the participation fee:	DECEMBER 31, 2009

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	151,342,734(i)

Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X $1.05 (ii)

Market value of class or series	= (i) x (ii)	158,909,871 (A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)		N/A (B)

Market of other securities (See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		N/A (C)

(Repeat for each class or series of securities)		N/A (D)

Capitalization (Add market value of all classes and series of securities)	(A) + (B) + (C) + (D)	158,909,871

Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		6,700

New reporting issuer’s reduced participation fee (if applicable) (see section 2.8 of the Rule)		N/A

Participation × Number of entire months remaining fee in the issuer's financial year _____________________________________________________________________ 12		N/A

Late Fee, if applicable (As determined under section 2.5 of the Rule)		N/A